UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 333-129229

☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q
☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For the Period Ended: September 30, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Breezer Ventures Inc.
Full name of Registrant

N/A
Former name if applicable

330 Madison Avenue, 6th Floor
New York, NY 10017
Address of principal executive office

PART II
RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

Effective as of December 22, 2009, Mr. Shawn Sim resigned from his position as the sole director, President, Chief Executive Officer, Chief Financial Officer, Treasurer and Secretary of the Company.  Immediately prior to Mr. Sim’s resignation, Mr. Sim appointed Mr. Tang Xu to the Board of Directors.  Mr.  Xu was subsequently appointed as the Company’s new  President, Chief Executive Officer, Chief Financial Officer, Treasurer and Secretary.  As a result of the transition of the Registrant’s Board of Directors and the Chief Executive Officer and Chief Financial Officer, the process of compiling and processing the information required to be included in the Form 10-K for the fiscal year ended September 30, 2009 could not be completed without incurring undue hardship and expense.  The Registrant expects the Form 10-K to be filed within the extension period provided under Rule 12b-25 promulgated under the Securities Exchange Act of 1934, as amended.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Mr. Tang Xu, Telephone Number: (011) 86-138- 0882-1282.

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☒ Yes      ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes      ☒ No

Breezer Ventures Inc.
 (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: December 29, 2009
By:	/s/ Tang Xu
	Name:	Tang Xu
	Title:	President

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).